Yucheng Technologies Reports Unaudited Financial Results

for the Three-Month Period Ended June 30, 2008

BEIJING, China, August 18, 2008/Xinhua-PRNewswire-FirstCall/ - Yucheng Technologies Limited (NASDAQ: YTEC), a leading local IT Solutions and Services provider to the Chinese banking industry, today announced unaudited financial results for the three-month period ended June 30, 2008.

We are presenting the profit and loss accounts separately for our established core business (IT Solutions and Services and System Integration) and our nascent POS business. We believe this provides investors with a clearer understanding of our entire business.

Second Quarter 2008 Highlights

Core Business

–	Core business revenue was USD 24.6 million, an increase of 136% year-over-year (y-o-y).

–	IT Solutions and Services revenue was USD 9.2 million, an increase of 97% (y-o-y).

–	IT Solutions and Services business continued to realize gross margins in excess of 60%.

–	Non-GAAP net income was USD 3.1 million, an increase of 50% (y-o-y) and GAAP net income was USD 2.8 million, an increase of 54% (y-o-y).

–	Non-Top Four banks grew to 48% of our client base by revenue compared to 39% at year-end 2007.

–
Fully diluted EPS for the second quarter was USD 0.17 (non-GAAP) and USD 0.15 (GAAP) compared to USD 0.17 (non-GAAP) and USD 0.15 (GAAP) in the second quarter of 2007, based on diluted share counts of 17.8 million and 12.3 million, respectively.

POS Business

–	Net revenue was USD 0.4 million in the second quarter compared to USD 0.3 million in the first quarter.

–	Average gross revenue per terminal of our entire merchant base was USD 12.0 per month in the first and second quarters.

–	Operating expenses were USD 0.76 million, up slightly from USD 0.71 million the first quarter.

–	Fully diluted EPS was USD -0.02 in the second quarter, compared to USD -0.02 in the first quarter of 2008.

–	Installation base was 12,700 terminals at the end of June, up 43% from 8,900 at year-end 2007.

–	Our sales teams now cover the 20 most affluent cities across the country operating out of 15 offices.

Consolidated Results

–	Yucheng’s total second quarter revenues were USD 25.0 million, an increase of 140% (y-o-y).

–	Gross margin for our consolidated business was 31.8% in the second quarter, compared to 35.7% for the same period last year.

–	Fully diluted EPS for the consolidated business this quarter was USD 0.15 (non-GAAP) and USD 0.13 (GAAP) compared to USD 0.17 (non-GAAP) and USD 0.15 (GAAP) in the second quarter of 2007.

–	Our cash increased to USD 26.0 million by the end of the second quarter from USD 14.5 million at the end of the first quarter of 2008.

–	Days of sales outstanding (DSO) was reduced to 144 days by the end of the second quarter from 183 days at the end of the first quarter.

–
Management raised the revenue guidance for the fiscal year 2008 to USD 88 million, and maintained the original Non-GAAP net income guidance for the fiscal year 2008 of USD 14.7 million to USD 15.2 million, including the projected the net loss from our POS business.

Summary of Selected Unaudited Financial Results for the Second Quarter of 2008

(All numbers are in USD thousands, except share numbers, per-share value and percentages;
The calculation of percentage change is based on USD thousands)

	Q2 2008		Q2 2007		CONSOLIDATED
	Amount	% of Revenues	Amount	% of Revenues	Y-O-Y % Change
Revenues	$24,994	100.0%	$10,426	100.0%	139.7%
IT Solutions and Services	$9,194	36.8%	$4,664	44.7%	97.1%
System Integration	$15,400	61.6%	$5,762	55.3%	167.3%
POS	$400	1.6%	-	-	-
Cost of Revenues	$17,679	70.7%	$6,695	64.2%	164.1%
Gross Profit	$7,315	29.3%	$3,731	35.8%	96.1%
Total Operating Expenses	$5,389	21.6%	$2,110	20.2%	155.4%
R&D	$438	1.8%	$201	1.9%	117.9%
SG&A	$4,961	19.8%	$1,909	18.3%	159.9%
Income from Operations	$1,916	7.7%	$1,620	15.5%	18.3%
Net Income (GAAP)	$2,359	9.4%	$1,788	17.1%	31.9%
Amortization of Intangible Assets	$334	1.3%	$274	2.6%	21.9%
Non-GAAP Net Income	$2,693	10.8%	$2,062	19.8%	30.6%
Basic GAAP EPS	$0.13	-	$0.18	-	-26.7%
Diluted GAAP EPS	$0.13	-	$0.15	-	-9.0%
Basic Non-GAAP EPS	$0.15	-	$0.21	-	-27.5%
Diluted Non-GAAP EPS	$0.15	-	$0.17	-	-9.9%
Basic Weighted Average Common Shares Outstanding	17,563,685	-	9,755,938	-	80.0%
Diluted Weighted Average Common Shares Outstanding	17,792,010	-	12,272,771	-	45.0%

	Q2 2008
	CORE		POS
	Amount	% of Revenues	Amount	% of Revenues
Revenues	$24,594	100.0%	$400	100.0%
IT Solutions and niiServices	$9,194	37.4%	-	-
System Integration	$15,400	62.6%	-	-
POS	-	-	$400	100.0%
Cost of Revenues	$17,435	70.9%	$244	61.0%
Gross Profit	$7,159	29.1%	$156	39.0%
Total Operating Expenses	$4,646	18.9%	$753	188.3%
R&D	$438	1.8%		0.0%
SG&A	$4,208	17.1%	$753	188.3%
Income from Operations	$2,512	10.2%	$(596)	-149.0%
Net Income (GAAP)	$2,751	11.2%	$(392)	-98.0%
Amortization of Intangible Assets	$334	1.4%	$0	0.0%
Non-GAAP Net Income	$3,085	12.5%	$(392)	-98.0%
Basic GAAP EPS	$0.16	-	$(0.02)	-
Diluted GAAP EPS	$0.15	-	$(0.02)	-
Basic Non-GAAP EPS	$0.18	-	$(0.02)	-
Diluted Non-GAAP EPS	$0.17	-	$(0.02)	-
Basic Weighted Average Common Shares Outstanding	17,563,685	-	17,563,685	-
Diluted Weighted Average Common Shares Outstanding	17,792,010	-	17,792,010	-

Note: The United States dollar amounts in the above tables are calculated based on the USD: RMB exchange rate of
USD 1.00 = RMB 6.8591 for June 30, 2008, and USD 1.00 = RMB 7.6155 for June 30, 2007.

Review of Second Quarter 2008 Results

Core Business

In the second quarter 2008 Yucheng experienced strong demand for both its IT Solutions and Services and System Integration businesses. Core business revenue was USD 24.6 million, an increase of 136% from the same period in 2007. IT Solution and Services revenue was USD 9.2 million, an increase of 97% from the second quarter 2007. The growth in our IT Solutions and Services business was primarily driven by our credit management solutions, core banking software and risk management solutions. IT Solutions and Services business continued to realize gross margins in excess of 60%.

The System Integration revenue was USD 15.4 million, a 167% increase from the second quarter of 2007. The 167% growth in System Integration resulted primarily from an increase in demand for our call center, disaster recovery and server farm solutions, as well as the accelerated shipment of other equipment ahead of the 2008 Olympic Games. This will allow us to continue software development work for our customers during the Olympic period and throughout the rest of the year. The System Integration gross margins also remained stable.

Research and development expenses grew with our business, increasing to USD 0.4 million from USD 0.2 million for the same period last year. This increase reflects our continued effort to develop new software and tools and productize our existing solutions for our clients.

Core business sales, marketing, general and administrative expenses (SG&A) totaled USD 4.2 million, up from USD 2.7 million from the first quarter. There were several factors that contributed to the increase. First, we initiated group-wide preparations for Sarbanes-Oxley compliance, creating a dedicated internal Sarbanes-Oxley compliance implementation team and retaining a big-four accounting firm to facilitate the process. Second we implemented a 12% wage increase in early April, in accordance with the Beijing, Shanghai and Guangzhou labor departments’ guidelines. Third, our headcount increased by 6% increase to meet our growing project base. Fourth, Yucheng invested in training programs and infrastructure during the second quarter to plan for future growth and gain operating efficiencies over time. Finally, after three years we outgrew our previous headquarters and relocated to larger offices.

For our core business, GAAP net income in the second quarter was USD 2.8 million, and diluted EPS was USD 0.15, compared with GAAP net income of USD 1.8 million, and diluted EPS of USD 0.15 for the same period last year. The second quarter core business 2008 non-GAAP net income was USD 3.1 million, and diluted EPS was USD 0.17 compared with a non-GAAP net income of USD 2.1 million, and diluted EPS of USD 0.17 for the same period last year. The diluted weighted average number of shares outstanding used in the above calculations was 17,792,010 for the second quarter, compared to 12,272,771 for the same period last year.

As of the end of the second quarter, Yucheng’s overall cash had increased to USD 26.0 million from USD 14.5 million at the end of the first quarter. This is a direct result of our enhanced efforts to manage our working capital. Yucheng collected USD 20.1 million in outstanding receivables, equivalent to 53% of the outstanding balance from the end of the first quarter. Despite our second quarter revenue growth, this resulted in a net decline in the accounts receivable of USD 3.1 million during this period (excluding the USD 13.4 million in recognized revenue from the China Construction Bank call center contract that occurred at quarter-end). The decline in our accounts receivables reduced our DSO to 144 compared to 183 in the first quarter.

Closer synchronization of collections and payments also helped the overall cash position. The balance of account payables increased from USD 9.0 million to USD 17.9 million during the second quarter.

Based on the current financial position and our commitment to continue increasing our working capital, we are confident that Yucheng has sufficient financial resources to fund its growth going forward.

POS Business

Our POS business registered USD 0.4 million and USD 0.3 million in revenues in the second and first quarters of 2008, respectively. During that time our gross margins increased to 39% from 28% as our merchant base gradually matured and became more productive. The expansion in gross margin indicates that our revenue has been growing at a faster rate than the depreciation expense of the terminals and the merchant service costs.

The gross and net (excluding 5% business tax) average revenues per terminal, as calculated by average monthly revenue divided by average number of terminals, remained constant at above USD 12.0 per month and USD 11.5 per month, respectively in the first and second quarters. The constant average revenue demonstrated that the growth in productivity of our established merchants compensated for the lower revenue streams from the newly acquired merchants.

The POS business operating expenses were USD 0.76 million in the second quarter compared to USD 0.71 million in the first quarter, due to increased operating efficiencies and an optimized sales force. The non-GAAP loss for the POS business in the second quarter was USD 0.39 million, compared with USD 0.38 million in the first quarter. The fully-diluted EPS impact of our POS business was a negative USD 0.02 per share (GAAP and non-GAAP) in both the first and second quarters.

The installation base surpassed 12,700 units by the end of the second quarter, compared to 8,900 units at year-end 2007. During the first two quarters, we focused on rationalizing our merchant base and on acquiring high-value merchants. We expect merchant acquisition to accelerate in the second half of 2008 and we maintain our guidance of 25,000 installed terminals by the end of 2008.

The number of POS sales people declined to 350 at the end of second quarter compared to 376 at the end of the first quarter. We have established sales teams covering the 20 most affluent cities across the country operating out of 15 offices. Other than the number of merchant service representatives, which varies with the scale of our merchant base, management believes the current infrastructure should be sufficient to support our network expansion until we reach breakeven levels.

Business Outlook

The macro environment continues to look favorable for our business in the second half 2008. Deregulation in the banking industry and a push for greater transparency and compliance with international standards are creating significant demand for IT capabilities and solutions. We received strong demand from the non-Top Four banking sector, a trend that is expected to continue into 2009.

We expect our revenue from IT Solutions and Services will continue to grow throughout the next two quarters, cyclically peaking in the fourth quarter when many of our projects end. As we continue to expand our core business, our Systems Integration business will initially grow in advance of and serve as the foundation for our IT Solutions and Services projects. We have encouraged our Systems Integration clients to pre-ship much of their hardware needs in the second quarter, which will allow our IT Solutions and Services revenue exceed our Systems Integration revenue in the third quarter. However, based on our pipeline, we expect to grow both businesses in the fourth quarter.

In 2009, we expect to experience strong revenue growth across all of our product lines. We further expect to see continued consolidation in our industry, as banks prefer to work with leading IT solution providers that are capable of providing a broad range of solutions. This will allow industry leaders, like Yucheng, continue to enlarge their market share and achieve a growth rate higher than the industry’s average. We will also continue to focus on working capital management, which will allow us to maintain stronger cash position throughout the business cycle.

We anticipate our POS business will contribute USD 1.4 million in revenue and USD 0.55 million in gross profit during the second half of 2008. The POS operations are expected to realize a USD 1.0 million net loss and a loss of USD 0.06 per share in the second half of 2008. Given the current market conditions, we anticipate that the magnitude of losses in net income and EPS will start to narrow in first half of 2009. In addition, we expect that the POS business will breakeven in terms of operating cash flows in the second half of 2009 and P&L in during the first half of 2010. Our forecast is based only on the current basic payment processing services. We do not take into account the possibility of amortizing direct merchant acquisition costs, a GAAP accounting treatment widely adopted by many payment services companies.

Given the current macroeconomic environment and our operating results for the first half of 2008, we are raising our top line guidance for the entire company to USD 88 million. Having already taken into account the expected net loss from our POS business for this year, we maintain the original Non-GAAP guidance in the range of USD 14.7 million to USD 15.2 million.

Weidong Hong, Yucheng Technologies’ CEO, remarked: “We are pleased with our operating results so far this year and looking at our pipeline and the business environment, we feel confident in our new management guidance. Our core business has shown strong growth with second quarter revenues of USD 24.6 million, up 136% from last year. We have diversified our client base so that joint-stock banks and top regional banks now account for 48% of revenues compared to 39% at the end of 2007. This growth was made possible by our market leading solutions, our leading brand recognition and our position as a total solutions provider. Most importantly, our existing customers continue to return project after project because we have built strong relationships based on our service commitment. ”

“We believe our investment in the POS merchant acquisition services bears significant strategic opportunities for Yucheng. As credit and debit cards quickly replace cash as the means of payments in China and retail consumption grows at twice the rate of GDP growth, the basic processing volume of each machine should grow organically. An established POS terminal network will be an invaluable conduit to deliver various value-added payment services to merchants such as prepaid cards, transaction analyses and loyalty programs. The network also represents an attractive value proposition to international payment service companies entering the Chinese market. Although our POS business is still nascent, we believe in our ability to compete successfully in this business, and realize financial and strategic benefits in the next few years.”

Non-GAAP Disclosure
To supplement the unaudited consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Yucheng’s management has reported net income and earning per share on a non-GAAP basis. Each of the terms as used by Yucheng is defined as follows:

Non-GAAP net income represents net income reported in accordance with GAAP, adjusted for amortization of intangible assets resulting from the accounting treatment of the acquisition of Beijing e-Channels Century Technology Co., Ltd.

Non-GAAP earnings per share represents non-GAAP net income divided by the number of shares used in computing basic and diluted earnings per share in accordance with GAAP.

Management of Yucheng believes that these non-GAAP net income and earnings per share measures are useful for understanding and assessing Yucheng’s underlying business performance and operating trends, and expects to report net income on a non-GAAP basis using a consistent method on a quarterly basis going forward. These non-GAAP financial measures also facilitate management’s internal comparisons to Yucheng’s historical performance and liquidity. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Management of Yucheng notes that these measures may not be calculated on the same basis as similar measures used by other companies. Please find a reconciliation of non-GAAP figures to GAAP figures in the summary of financial information presented above.

Teleconference Information
Management will conduct a conference call to discuss its financial results for the three-month period ended June 30, 2008 on Monday, August 18, 2008 at 8:00AM EDT/ 8:00PM Beijing.

To participate, please call one of the following local access numbers ten minutes prior to the scheduled start of the call and provide the conference call identification 58449239:

1-866-519-4004 (USA)
1-800-407-1908 (Canada)
0-808-234-6646 (UK)
10-800-650-0419 (NetCom Users in China)
10-800-265-0432 (Telecom Users in China)
65-6735-7955 (Other countries)

The record of this call will be accessible and downloadable http://www.intercallapac.com/ftp/conf58449239.zip for 48 hours starting two hours after the end of the call. The record will also be accessible on Yucheng's website at
http://www.yuchengtech.com/english/front/main17.jsp?path=1766%3E1770.

About Yucheng Technologies Limited

Yucheng Technologies Limited (NASDAQ: YTEC) is a leading IT service provider to the Chinese banking industry. Headquartered in Beijing, China, Yucheng has more than 2,000 employees and has established an extensive network for serving its banking clients nationwide, with subsidiaries and representative offices in 18 cities. Yucheng provides a comprehensive suite of IT Solutions and Services to Chinese banks including: (i) channel-related IT solutions, such as web banking and call centers; (ii) business-related processing solutions, such as core banking systems, foreign exchange and treasury management; and (iii) management-related IT solutions, such as risk analytics and business intelligence. Yucheng is also a leading third party provider of POS merchant acquiring services in partnership with banks in China.

Safe Harbor Statement

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward looking statements are statements that are not historical facts. Forward-looking statements generally can be identified by the use of forward looking terminology, such as ''may,'' ''will,'' ''expect,'' ''intend,'' ''estimate,'' ''anticipate,'' ''believe,'' ''project'' or ''continue'' or the negative thereof or other similar words. Such forward-looking statements, based upon the current beliefs and expectations of Yucheng's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: current dependence on the PRC banking industry demand for the products and services of Yucheng; competition from other service providers in the PRC and international consulting firms; the ability to update and expand product and service offerings; retention and hiring of qualified employees; protection of intellectual property; creating and maintaining quality product offerings; operating a business in the PRC with its changing economic and regulatory environment; and the other relevant risks detailed in Yucheng filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. Yucheng assumes no obligation to update the information contained in this press release.

For further information, please contact:

New York:	Mr. Jim Preissler	+1 646 383 4832	jpreissler@yuchengtech.com

Beijing:	Ms. Rebecca Alexander	+86 10 5913 7998	investors@yuchengtech.com

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Statements of Income
Three months ended June 30, 2008 and June 30, 2007

	2008 Q2	2007 Q2
	USD	USD

Revenues:
IT Solutions and Services	9,593,692	4,664,260
System Integration	15,400,458	5,761,721
Total revenues	24,994,150	10,425,981

Cost of revenues	(17,679,099)	(6,695,258)

Gross profit	7,315,051	3,730,723

Operating expenses:
Research and development	(438,339)	(201,458)
Selling and marketing	(1,856,043)	(821,187)
General and administrative	(3,104,850)	(1,087,831)
Total operating expenses	(5,399,232)	(2,110,476)

Income from Operations	1,915,819	1,620,247

Other income (expenses):
Interest income	40,103	86,994
Interest expense	(118,892)	(14,664)
Gain from disposal of an affiliate	352,189	-
Other income (expense), net	(153,271)	14,166

Income before income tax and minority interests	2,035,948	1,680,569
Income tax benefit (expense)	173,304	79,781
Minority interests	149,653	-

Net income (GAAP)	2,358,905	1,787,879

Amortization for intangible assets	334,323	273,956
Net income(non-GAAP)	2,693,228	2,061,835

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Balance Sheets
 June 30, 2008 and March 31, 2008

Assets	2008.6.30	2008.3.31
	USD	USD
Current assets :
Cash and cash equivalents	25,959,309	14,460,300
Trade accounts receivable, net	41,822,794	30,791,174
Costs and estimated earnings in excess of billings on uncompleted contracts	6,887,289	6,537,296
Amounts due from related companies	1,245,336	6,249,986
Inventories	3,384,652	1,234,829
Pre-contract costs	3,022,827	1,760,092
Other current assets	6,997,889	8,599,882
Deferred income taxes assets-Current	495,847	143,217

Total current assets	89,815,943	69,776,776

Investments in and advances to affiliates	-	321,301
Fixed assets	9,248,553	7,795,702
Less: Accumulated depreciation	(2,082,856)	(1,888,389)
Fixed assets, net	7,165,697	5,907,313
Intangible assets, net	6,138,069	5,310,213
Goodwill	23,803,801	25,936,626
Deferred income taxes-Non-current	642,949	521,210
Other non-current assets	491	7,036

Total assets	127,566,950	107,780,475

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Balance Sheets (continued)
June 30, 2008 and March 31, 2008

Liabilities and stockholders' equity	2008.6.30	2008.3.31
	USD	USD
Current liabilities
Short-term loan	8,747,503	2,849,409
Obligations under capital leases	348,427	316,648
Trade accounts payable	17,886,975	9,029,543
Billings in excess of costs and estimated earnings on uncompleted contracts	718,534	312,809
Employee and payroll accruals	1,894,629	2,110,660
Dividends payable to ex-owners	2,080,945	2,033,539
Deemed distribution to ex-owners	3,522,890	7,928,544
Outstanding payment in relation to business acquisitions	5,735,686	7,485,915
Income taxes payable	1,629,356	1,522,672
Other current liabilities	4,645,513	2,749,500
Deferred income taxes - Current	247,128	-
Total current liabilities	47,457,586	36,339,239

Obligations under capital leases	467,139	463,548
Deferred income taxes	604,200	705,290

Total liabilities	48,528,925	37,508,077

Minority interests	2,195,412	681,229

Stockholders' equity
Preferred stock, $0.0001 par value, authorized
2,000,000 shares and none issued;
Common stock, $0.0001 par value, authorized
60,000,000 shares;
16,610,853 , 17,563,685 shares issued and
outstanding as of December 31, 2007
and June 30, 2008	2,916,900	2,850,351
Additional paid up capital	54,081,990	49,396,909
Reserves	3,625,670	3,543,073
Retained earnings	16,603,617	13,920,203
Accumulated other comprehensive loss	(385,564)	(119,367)

Total Stockholders' equity	76,842,613	69,591,169

Liabilities and Stockholders' equity	127,566,950	107,780,475

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Three months ended June 30, 2008

2008 Q2
USD

Cash flows from operating activities:
Net income	2,358,905
Adjustments to reconcile net income to
net cash provided by (used in) operating activities:

Depreciation	195,209
Amortization	565,005
Loss on disposal fixed assets	31,538
Gain on disposal of an affiliates	(352,189)
Minority interests	(149,653)
Increase in trade accounts receivable	(10,313,814)
Increase in costs and estimated earnings in excess of billing on uncompleted contracts	(197,595)
Decrease in due from related parties	5,150,350
Increase in inventories	(2,161,636)
Increase in pre-contract costs	(1,221,703)
Decrease in other current assets	1,802,475
Increase in current deferred income taxes assets	(349,292)
Increase in non-current deferred income taxes assets	(109,589)
Increase in trade accounts payable	8,646,935
Increase in billings in excess of costs and estimated earnings on uncompleted contracts	398,433
Decrease in employee and payroll accruals	(265,236)
Increase in income taxes payable	71,187
Increase in other current liabilities	254,813
Increase in non-current deferred income taxes liabilities	129,596
Net cash provided by operating activities	4,483,739

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Statements of Cash Flows (continued)
Three months ended June 30, 2008

2008 Q2
USD
Cash flows from investing activities:
Capital expenditures	(297,336)
Payment of purchase of subsidiaries	(174,950)
Proceeds from disposal of an affiliate	680,980
Proceeds from disposal of fixed assets	22,743
Net cash provided by investing activities	231,437

Cash flows from financing activities:
Proceeds from bank borrowings	5,831,669
Payment of capital leases	(35,167)
Contribution from minority interests	650,231
Net cash provided by financing activities	6,446,733

Net decrease in cash	11,161,909

Cash at beginning of period	14,797,400
Cash at end of period	25,959,309